

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2020

Alan Yu
Chief Executive Officer
Karat Packaging Inc.
6185 Kimball Avenue
Chino, CA 91708

      Re: Karat Packaging Inc.
         Amendment 1 to Draft Registration Statement on Form S-1
         Submitted December 21, 2020
         CIK 0001758021

Dear Mr. Yu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing the information that you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 1 to Draft Registration Statement on Form S-1 submitted December 21, 2020

Summary Selected Consolidated Financial and Operating Data, page 13

1.   We note your revisions made in response to prior comment 3 and the added disclosure of footnote (1) to the table. Please revise disclosure in the second sentence of footnote (1) to provide pro forma effect only for the nine months ended September 30, 2020 and for the year ended December 31, 2019. The other referenced periods should not be given pro forma effect. In this regard, the pro forma earnings per share data in the table on page 13 should be provided only for the nine months ended September 30, 2020 and for the year ended December 31, 2019. Please also disclose in the table on page 13 the pro forma weighted average shares outstanding used in the computation. This comment also applies to "Selected Consolidated Financial and Operating Data" on page 39.

<u>Capitalization , page 37</u>

2.   We note your revisions made in response to prior comment 5. Please include a subtotal underlined amount for the aggregate total of the long term debt and line of credit along with underlines for the non-controlling interest and total stockholders' equity line items and a double underline for total capitalization.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Martin James, Senior Advisor, at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Christina C. Russo, Esq.